21002676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing
MAR 03 2021
Washington, DC

NAME OF BROKER-DEALER: HMC Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Third Avenue North, Suite 600
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Spiller, SVP & CAO 205-987-5664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert M. Spiller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HMC Investments, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert M. Spiller

Signature

SVP & CAO

Title

Retta Ann Faulkner

Notary Public

Commission Expires: May 3, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HMC Investments, Inc.

Financial Statements and Supplemental Schedules
Pursuant to SEC Rule 17a-5
December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and Supplemental schedules should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.

HMC Investments, Inc.
Index
December 31, 2020

Note: The Statement of Changes in Liabilities Subordinated Claims of General Creditors has been omitted since HMC Investments, Inc. had no such liabilities outstanding at the beginning of the year, during the year or at year end.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of HMC Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HMC Investments Inc. (a Delaware Corporation) as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of HMC Investments, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of HMC Investments, Inc.'s management. Our responsibility is to express an opinion on HMC Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HMC Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I (Computation of Net Capital Under SEC Rule 15c3-1) and II (Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of HMC Investments, Inc.'s financial statements. The supplemental information is the responsibility of HMC Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as HMC Investments Inc.'s auditor since 2014.

Birmingham, AL

February 18, 2021

HMC Investments, Inc.
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents, including restricted cash	$	3,071,847
Accounts receivable from affiliates		1,162
Prepaid assets		63,260
Deferred income taxes, net		248,822
State tax receivable		60
Fixed assets, net		46,277
Total assets	$	3,431,428
Liabilities and Stockholder's Equity		
Accounts payable	$	6,161
Accrued liabilities		538,377
Accounts payable to parent		551,039
Total liabilities		1,095,577
Common stock, $1 par value, 1,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		164,000
Retained earnings		2,170,851
		2,335,851
Total liabilities and stockholder's equity	$	3,431,428

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

HMC Investments, Inc.
Statement of Operations
Year Ended December 31, 2020

Revenues	
Fee revenue	$ 4,600,000
Expenses	
Employee compensation and benefits	1,426,073
Shared services expenses	1,838,707
Depreciation and amortization expense	25,369
Professional fees	70,449
Regulatory fees and expenses	44,933
Other operating costs	213,043
Total expenses	3,618,574
Income before income taxes	981,426
Income tax expense	(210,822)
Net income	$ 770,604

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

HMC Investments, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2019	$ 1,000	$ 164,000	$ 1,400,247	$ 1,565,247
Net income	-	-	770,604	770,604
Balance, December 31, 2020	$ 1,000	$ 164,000	$ 2,170,851	$ 2,335,851

The accompanying notes are an integral part of these financial statements.

HMC Investments, Inc.
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 770,604
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization expense	25,369
Deferred income taxes	147,980
Changes in operating assets and liabilities	
Accounts receivable	2,051
Accounts receivable from affiliates	(564)
Prepaid assets	13,901
Accounts payable and accrued liabilities	(498,160)
Accounts payable to parent	(173,562)
Net cash provided by operating activities	287,619
Cash flows from investing activities	
Purchases of fixed assets	(8,063)
Net cash used in investing activities	(8,063)
Net increase in cash and cash equivalents, including restricted cash	279,556
Cash and cash equivalents, including restricted cash	
Beginning of year	2,792,291
End of year	$ 3,071,847

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

1. General

HMC Investments, Inc. (the Corporation), a wholly owned subsidiary of Harbert Management Corporation (HMC) (parent), was incorporated on February 1, 1996, for the purpose of being a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Corporation was established primarily to assist HMC and its affiliates in the marketing of HMC sponsored unregistered investment funds under Regulation D and serving as an "in-house" placement agent in the United States for interests in investment funds. The Corporation operated under an exemption of SEC Rule 15c3-3 during the periods from January 1, 2020 through September 30, 2020 and under Footnote 74 of the SEC Release No. 34-70073 during the period from October 1, 2020 through December 31, 2020. The Corporation does not hold customer monies or securities.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Corporation:

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and are presented under the accrual basis of accounting.

Cash

The Corporation considers cash and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2020, the Corporation does not hold any such debt instruments.

Restricted Cash

Restricted cash represents funds held on deposit with FINRA. The funds will be used for future costs associated with maintaining the Corporation's FINRA license.

Revenue Recognition

Placement agent fees are recognized when earned by the Corporation. As described in Note 4, the Corporation earns a fee under a placement agent agreement with Harbert Fund Advisors, Inc. (HFA), an affiliated entity.

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method. Computers and equipment and furniture and fixtures are depreciated over their estimated useful lives, which range from 3 to 7 years. Leasehold improvements are amortized over their estimated useful life, or the remaining lease term, whichever is shorter. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Accounting for Income Taxes

The Corporation is included in the consolidated federal and certain state income tax returns of its parent, HMC. The consolidated income taxes are allocated to the Corporation under a Tax Allocation Agreement based on its contribution to the consolidated tax provision or benefit. If the Corporation generates a current net operating loss, or if members of the consolidated group utilize any of the Corporation's net operating loss carryforwards, a credit is allowed for the tax benefit of the portion of

the loss which is utilized to offset taxable income of other members of the consolidated group. Current federal and states of Alabama, California, and New York tax provisions and benefits, if any, are settled through the intercompany account with HMC. All of the current income tax provision of approximately $63,000 for the year ended December 31, 2020 is attributable to federal and Alabama income taxes (and thus used to increase accounts payable to parent).

The Corporation accounts for income taxes in accordance with Accounting Standards Codification (ASC) 740-10-05, *Accounting for Income Taxes.* Under ASC 740-10-05, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. The amounts recognized are based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current tax provision for the period and the change during the period in deferred tax assets and liabilities.

The Corporation evaluates its tax positions and establishes assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. The Corporation reviews these tax uncertainties in light of changing facts and circumstances and adjusts them accordingly. The Corporation does not believe it has any significant uncertain tax positions as of December 31, 2020.

Compensated Absences
The Corporation's employees accumulate vacation and sick leave at varying rates depending upon their years of continuous service and payroll classification, subject to maximum limitations. Upon termination of employment, employees are paid all unused accrued vacation. Included in accrued liabilities on the statement of financial condition is an accrual of approximately $53,000 as of December 31, 2020 for accrued vacation pay. There is no such accrual recognized for sick leave benefits because there is no terminal cash benefit available to employees for accumulated sick leave.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Corporation maintains cash accounts with one large financial institution. At times, such amounts may exceed the Federal Deposit Insurance Corporation insured limit of $250,000. The Corporation believes that no significant concentration of credit risk exists with respect to its cash accounts. The Corporation has not and does not expect to experience any loss regarding these cash accounts.

The Corporation earns revenue for services provided under a placement agent agreement. During 2020, the Corporation derived 100% of its revenue from this agreement.

Commitments and Contingencies
The Corporation, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Corporation.

Subsequent Events
Subsequent events have been evaluated through February 18, 2021, which represents the date that these financials were available to be issued.

Recent Accounting Pronouncements
FASB issued new guidance related to the accounting for financial instruments ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Based on the new guidance, companies that have accounts receivable will need to consider and implement changes required by the new guidance. On January 1, 2020, the Corporation adopted ASU 2016-13 to comply with this FASB accounting standard. As of December 31, 2020, the Corporation's accounts receivable consists of amounts due from related parties and are fully collectible. Therefore, the adoption of the new standard did not have a material impact on the Corporation's financial statements.

3. Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Corporation had net capital of $1,971,062 which was $1,898,023 in excess of the minimum requirement of $73,039.

4. Placement Agent and Shared Services Agreements

The Corporation acts as the placement agent for the private placement of interests of the investment funds to qualified investors under an agreement with affiliated entities HFA and various HMC sponsored unregistered investment funds under Regulation D. In consideration for the services provided by the Corporation, HFA pays the Corporation an annual fee as outlined in the agreement. The agreement will continue in effect for successive one year periods unless the Corporation or HFA terminate the agreement upon providing a 45 day written notice to other parties (ie. investment funds) to the agreement. The Corporation recognized $4,600,000 in revenue associated with this agreement during the year ended December 31, 2020.

Effective June 1, 2008, the Corporation entered into a shared services agreement with HMC. This agreement, amended on August 4, 2008, and June 1, 2009, allows for HMC to provide certain administrative services to the Corporation and the Corporation will reimburse HMC for the estimated value of these services. The Corporation reimbursed HMC approximately $1,746,000 of which approximately $1,337,000 related to payroll costs, under this agreement during the year ended December 31, 2020.

5. Income Taxes

The income tax provision is comprised of the following:

Current		
Federal		$ 59,205
State		3,637
		62,842
Deferred		
Federal		126,003
State		21,977
		147,980
	Tax provision	$ 210,822

The provision for income taxes is different from the amount computed by applying the federal income tax statutory rate of 21% to income before income taxes primarily due to state taxes and permanent differences.

Deferred tax assets and liabilities relate to differences between the tax basis and financial reporting amounts of property and equipment, and accrued liabilities.

The Corporation reduces its deferred income tax assets by a valuation allowance, if any, if, based on the weight of available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. Management has concluded that it is more likely than not that its deferred tax assets are realizable, and therefore, no valuation allowance has been recorded.

5. Income Taxes (cont.)

The components of deferred income taxes, net, recognized as of December 31, 2020 are as follows:

Deferred tax assets		
Accrued vacation	$	12,670
Salaries and wages		229,314
Straight line rent		16,142
Straight line lease incentive		581
Total deferred tax assets		258,707
Deferred tax liabilities		
Basis differences of property & equipment		(9,885)
Total deferred tax liabilities		(9,885)
Deferred income taxes, net	$	248,822

6. Fixed Assets

Fixed assets consist of the following as of December 31, 2020:

Computers and equipment	$	195,433
Furniture and fixtures		79,382
		274,815
Less: Accumulated depreciation and amortization		(228,538)
	$	46,277

Depreciation and amortization expense for the year ended December 31, 2020 was $25,369.

7. Related Party Transactions

The Corporation has a facilities agreement with HMC and incurs office rent expense related to various operating leases under this agreement. HMC is obligated under the terms of the various leases until 2028. The Corporation's portion of the rent expense is at the discretion of HMC. Approximately $217,000 of rent expense was incurred during 2020 under this agreement. This amount is included in shared services expenses in the statement of operations.

HMC leases certain property and office space under an operating lease agreement in Atlanta, GA. This office space is primarily used by the Corporation's employees, and therefore, the Corporation incurs its share of the related office rent expense. Approximately $47,000 of rent expense was incurred during 2020 related to these leases. This amount is included in other operating costs in the statement of operations.

See Note 4 for disclosures regarding other agreements with affiliated entities.

Supplemental Schedules

HMC Investments, Inc.
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2020 — Schedule I

Net capital	
Total stockholder's equity	$ 2,335,851
Allowable credits	-
Other deductions	-
Net capital before nonallowable assets and haircuts on securities	2,335,851
Nonallowable assets	
Restricted cash	(5,208)
Accounts receivable from affiliates	(1,162)
Prepaid assets	(63,260)
Deferred income taxes, net	(248,822)
State tax receivable	(60)
Fixed assets, net	(46,277)
Haircuts on securities	-
Net capital	$ 1,971,062
Aggregate indebtedness	
Total aggregate indebtedness	$ 1,095,577
Computation of basic net capital requirement	
Greater of 6 2/3% of aggregate indebtedness or $5,000	$ 73,039
Excess net capital (net capital, less net capital requirement)	$ 1,898,023
Excess net capital at 1000 percent	$ 1,861,504
Ratio: Aggregate indebtedness to net capital	0.56 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by HMC Investments, Inc. for inclusion in the Corporation's amended unaudited Part IIA FOCUS Report (Form X-17A-5) as of December 31, 2020, as filed on February 22, 2021.

See accompanying report of the independent registered public accounting firm.

The Corporation is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 under Paragraph (k)(2)(ii) for the period from January 1, 2020 through September 30, 2020 and was exempt under Footnote 74 of the SEC Release No. 34-70073 for the period from October 1, 2020 through December 31, 2020.

The Corporation has complied with the above exemptive provisions of SEC Rule 15c3-3 from January 1, 2020 through September 30, 2020 and Footnote 74 of the SEC Release No. 34-70073 for the period from October 1, 2020 through December 31, 2020.

See accompanying report of the independent registered public accounting firm.

HMC Investments Inc.'s Exemption Report

HMC Investments, Inc. (the "Corporation") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Corporation states the following:

(1) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 throughout the period from January 1, 2020 through September 30, 2020, without exception.

(2) The Company met the identified exemption provisions under Footnote 74 of the SEC Release No.34-70073 during the period from October 1, 2020 through December 31, 2020, without exception. The Company adhered to the net capital requirement pursuant to SEC Rule 15c3-1(1)(2)(vi) and did not receive or hold customers' funds or securities and did not carry customers' accounts.

HMC Investments, Inc.

I, Robert M. Spiller, SVP & CAO, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert M Spiller

Title: SVP & CAO

February 18, 2021

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of HMC Investment's Inc.

We have reviewed management's statements, included in the accompanying HMC Investments, Inc.'s Exemption Report, in which (1) the Company met the identified exemptive provisions in 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemptive provisions") throughout the period from January 1, 2020 through September 30, 2020, without exception and the Company met the identified exemption provisions under Footnote 74 of the SEC Release No. 34-70073 during the period from October 1, 2020 through December 31, 2020, without exception and (2) HMC Investments, Inc. stated that HMC Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. HMC Investment, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HMC Investment Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the period from January 1, 2020 through September 30, 2020 and under Footnote 74 of the SEC Release No. 34-70073 from October 1, 2020 through December 31, 2020.

Warren Averett, LLC

Birmingham, Alabama

February 18, 2021